UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 000-29373

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NEVADA (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	33-0836954 I.R.S. EMPLOYER IDENTIFICATION NUMBER

32921 Calle Perfecto San Juan Capistrano, California (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	92675 (ZIP CODE)

(949) 234-1999
(Registrant’s telephone number, including area code)

Title of each class of securities covered by this form:
Common Stock, $0.001 par value per share

     Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(1)(ii)	[X] [X] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [X] [ ] [ ] [ ]

     Approximate number of holders of record as of the certification or notice date: 273

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 26, 2002	SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

	By:	/s/ Carl W. Palmer Carl W. Palmer President